SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




21 August 2006


Realisation of Travelodge

SVG Capital has today been advised that funds advised by Permira have signed an agreement to sell their entire holding in Travelodge to Dubai International Capital.

The value of this transaction for SVG Capital is approximately GBP81.3 million. After a provision for carried interest, this represents an uplift of GBP37.1 million (25.3p per share) to the December 2005 valuation of Travelodge.

Funds advised by Permira backed the buy-out of Travelodge from Compass Group in February 2003. In 2004, the company underwent a sale and lease back of its property portfolio, returning approximately 40% of the cost of the investment to investors.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                  020 7010 8925

Penrose
Andrew Nicolls                                                   020 7786 4883







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                 SVG Capital PLC




Date: 21 August, 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries